Exhibit 99.1

Free translation for information purposes only.

CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 2

1435 Mont-Saint-Guibert

LER Nivelles 0891.118.115

(the “Company”)

Minutes of the annual shareholders’ meeting of 5 May 2017

These minutes record the deliberation and decisions taken at the general meeting of shareholders of the Company held on 5 May 2017 at the Company’s registered office.

1.	COMPOSITION OF THE BUREAU

The session was opened at 12:00 pm (CET) under the chairmanship of Patrick Jeanmart, Chief Financial Officer of the Company.

Philippe Dechamps, Chief Legal Officer (CLO), was appointed as secretary of the meeting.

2.	ATTENDANCE

2.1	Shareholders

The shareholders that are present or validly represented are mentioned on the attendance list attached to the present minutes. Before the opening of the meeting, the attendance list was signed by each of the shareholders or by their representatives. The attendance list and the proxy form are attached to these minutes.

The chairman recorded that, according to the attendance list, 12 shareholders are present or validly represented, together holding 3,606,585 shares of the Company.

2.2	Warrants holders

The warrants holders, whose names are listed in the attendance list attached to the present minutes were present or duly represented by virtue of duly signed proxies. Before the opening of the meeting, the attendance list was signed by each of the warrants holders or by their representatives. The attendance list and the proxy form are attached to these minutes.

The warrants holders attended the shareholders’ meeting without voting right.

2.3	Directors

The chairman further recorded that the following directors were present at the meeting:

•	LSS Consulting SPRL, represented by its permanent representative Mr Christian Homsy;

•	Tolefi SA, duly represented by its permanent representative Mr Serge Goblet; and

•	Mr Serge Goblet.

Free translation for information purposes only.

2.4	Auditor

The chairman recorded that the auditor was not present at the general meeting.

3.	NOTICE

The chairman recorded that the convening notice to the shareholders’ meeting, together with the agenda, was published at least thirty days before the meeting, in:

•	the Belgian Official Gazette (Moniteur Belge/Belgisch Staatsblad) on 4 April 2017;

•	the Libre Belgique on 4 April 2017;

•	on the wire network Reuters & Bloomberg on 4 April 2017.

The chairman further recorded that the convening notice to the shareholders’ meeting together with its agenda were sent thirty days at least before the shareholders’ meeting, to each shareholder, warrants holder, director and to the auditor, by registered mail, or by email for the recipients that had agreed, expressly and in writing, to receive the convening notices by email.

Further, the chairman recorded that the convening notice to the shareholders’ meeting together with its agenda were sent, at least thirty days before the meeting, to the FSMA and were published on the Company’s website.

As a consequence, the chairman recorded that the general meeting was convened in accordance with articles 533 et seq. of the Belgian Company Code and could therefore validly deliberate on the proposed agenda items.

4.	PRELIMINARY REMARK

The chairman draw the attention of the general assembly on the fact that the present annual shareholder meeting is held at 12h00 instead of 9h00 as provided by the articles of association of the company. This schedule change of the meeting, clearly mentioned within the convening notice, has been decided in order to allow Patrick Jeanmart, Chief Financial Officer (CFO) of the Company to attend the general meeting and to allow him to answer of the questions that would be raised by the shareholders on the annual accounts. The shareholders take note of this information and confirm that this schedule change does harm their interests.

5.	AGENDA

The chairman set out the agenda for the meeting as follows:

1.	Deliberation on the annual report of the board directors regarding the financial year ended 31 December 2016 and on the auditor’s report regarding the financial year ended 31 December 2016.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to take note of the annual report of the board directors in relation to the financial year ended 31 December 2016 and the auditor’s report in relation to the financial year ended 31 December 2016.

2.	Deliberation on and approval of the remuneration report of the board of directors, as explained by the company’s nomination and remuneration committee and as included in the annual report.

Free translation for information purposes only.

Proposed resolution: The general meeting decides to approve the remuneration report of the board of directors, as presented by the company’s nomination and remuneration committee and included in the annual report.

3.	Deliberation on the consolidated financial statements in relation to the financial year ended 31 December 2016.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to acknowledge the consolidated financial statements in relation to the financial year ended 31 December 2016.

4.	Deliberation on and approval of the annual accounts in relation to the financial year ended 31 December 2016 and the allocation of profits as proposed by the board of directors in its annual report.

Proposed resolution: The general meeting decides to approve the annual accounts in relation to the financial year ended 31 December 2016 and the allocation of the results as proposed by the board of directors in its annual report.

5.	Discharge to be granted to the directors.

Proposed resolution: The general meeting decides to grant discharge to the following directors for the exercise of their mandates during the financial year ended 31 December 2016:

•	Michel Lussier, chairman ;

•	LSS Consulting SPRL, represented by Christian Homsy;

•	Danny Wong ;

•	William Wijns ;

•	Chris De Jonghe ;

•	Serge Goblet ;

•	TOLEFI SA, represented by Serge Goblet;

•	Hanspeter Spek ;

•	Debasish Roychowdhury ;

•	Chris Buyse ; and

•	Rudy Dekeyser.

6.	Discharge to be granted to the auditor.

Proposed resolution: The general meeting decides to grant discharge to the auditor, PwC Réviseurs d’Entreprises SCCRL, having its registered office at Woluwedal 18, B-1932 Sint-Stevens-Woluwe, represented by Mr Patrick Mortroux, for the exercise of its mandate during the financial year ended 31 December 2016.

Free translation for information purposes only.

7.	Deliberation on and approval of the proposal made by the board of directors to appoint an auditor for a 3-year term.

Proposed resolution: Upon proposal of the Board of Directors of the Company, the general meeting decides to (i) approve the proposal of the Board of Directors of the Company, (ii) to appoint CVBA BDO Bedrijfsrevisoren – Réviseurs d’entreprises, having its registered office at Elsinore Building-Corporate Village, Da Vincilaan 9/E6, 1935 Zaventem, Belgium, duly represented by Bert Kegels for a period of 3 years, ending directly after the general meeting called to approve financial statements of the financial year ending on 31 December 2019, and (iii) to determine, in agreement with this company, the annual remuneration up to 125,000 EUR, excluding out-of-pocket expenses and VAT.

8.	Powers.

Proposed resolution: The general meeting decides to grant a special power of attorney, with right of substitution, to PaJe SPRL, represented by Mr Patrick Jeanmart, and to Mr Lionel Duez, to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, including, but not limited to, the filing with the Belgian National Bank of the annual accounts and the consolidated annual accounts for the year ended 31 December 2016, the annual report and the auditors’ reports annexed thereto, as well as the completion of the necessary publication formalities, including the publication of the aforementioned resolutions in the Belgian Official Gazette.

6.	DELIBERATIONS AND DECISIONS

After deliberation, the general meeting agreed on the following resolutions by separate vote:

1.	Resolution: The general meeting decides to approve the remuneration report of the board of directors, as presented by the company’s nomination and remuneration committee and included in the annual report.

For	Against	Abstention
2.998.279	608.286	20

Number of shares for which the votes have been validly cast:		3,606,585

Percentage represented by these shares in the share capital:		37.88%

2.	Resolution: The general meeting decides to approve the annual accounts in relation to the financial year ended 31 December 2016 and the allocation of the results as proposed by the board of directors in its annual report.

For	Against	Abstention
3.606.565	0	20

Number of shares for which the votes have been validly cast:		3,606,585

Percentage represented by these shares in the share capital:		37.88%

Free translation for information purposes only.

3.	Resolution: The general meeting decides to grant discharge to the following directors for the exercise of their mandates during the financial year ended 31 December 2016, Michel Lussier, LSS Consulting SPRL, represented by Christian Homsy ; Danny Wong ; William Wijns ; Chris De Jonghe ; Serge Goblet ; TOLEFI SA, represented by Serge Goblet ; Hanspeter Spek ; Debasish Roychowdhury ; Chris Buyse ; and Rudy Dekeyser.

For	Against	Abstention
3.565.382	10.770	30.433

Number of shares for which the votes have been validly cast:		3,606,585

Percentage represented by these shares in the share capital:		37.88%

4.	Resolution: The general meeting decides to grant discharge to the auditor, PwC Réviseurs d’Entreprises SCCRL, having its registered office at Woluwedal 18, B-1932 Sint-Stevens-Woluwe, represented by Mr Patrick Mortroux, for the exercise of its mandate during the financial year ended 31 December 2016.

For	Against	Abstention
3.565.312	10.840	30.433

Number of shares for which the votes have been validly cast:		3,606,585

Percentage represented by these shares in the share capital:		37.88%

5.	Resolution: Upon proposal of the Board of Directors of the Company, the general meeting decides to (i) approve the proposal of the Board of Directors of the Company, (ii) to appoint CVBA BDO Bedrijfsrevisoren – Réviseurs d’entreprises, having its registered office at Elsinore Building-Corporate Village, Da Vincilaan 9/E6, 1935 Zaventem, Belgium, duly represented by Bert Kegels for a period of 3 years, ending directly after the general meeting called to approve financial statements of the financial year ending on 31 December 2019, and (iii) to determine, in agreement with this company, the annual remuneration up to 125,000 EUR, excluding out-of-pocket expenses and VAT.

For	Against	Abstention
3.606.565	0	20

Number of shares for which the votes have been validly cast:		3,606,585

Percentage represented by these shares in the share capital:		37.88%

Free translation for information purposes only.

6.	Proposed resolution: The general meeting decides to grant a special power of attorney, with right of substitution, to PaJe SPRL, represented by Mr Patrick Jeanmart, and to Mr Lionel Duez, to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, including, but not limited to, the filing with the Belgian National Bank of the annual accounts and the consolidated annual accounts for the year ended 31 December 2016, the annual report and the auditors’ reports annexed thereto, as well as the completion of the necessary publication formalities, including the publication of the aforementioned resolutions in the Belgian Official Gazette.

For	Against	Abstention
3.606.565	0	20

Number of shares for which the votes have been validly cast:		3,606,585

Percentage represented by these shares in the share capital:		37.88%

As all the points on the agenda had been addressed, the session was closed at 12:30 PM (CET).

After reading and approving these minutes, the minutes were signed by the committee members and by the shareholders present or represented who wished to do so.

Patrick Jeanmart Chairman	Philippe Dechamps Secretary

English translation – For information purposes only

CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 2

1435 Mont-Saint-Guibert

LER Nivelles 0891.118.115

CONVENING NOTICE

The board of directors hereby invites the shareholders and holders of warrants of Celyad SA to the ordinary general meeting of shareholders to be held on 5 May 2017 at 12 pm (CET) at the company’s registered office with the agenda set out below.

WARNING

In order to allow the Chief Financial Officer to attend the General Meeting, the Board of directors has decided to postpone the meeting at 12 pm (CET), instead of 9 am (CET) as mentioned in the articles of association of the Company.

Agenda of the ordinary shareholders’ meeting

1.	Deliberation on the annual report of the board directors regarding the financial year ended 31 December 2016 and on the auditor’s report regarding the financial year ended 31 December 2016.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to take note of the annual report of the board directors in relation to the financial year ended 31 December 2016 and the auditor’s report in relation to the financial year ended 31 December 2016.

2.	Deliberation on and approval of the remuneration report of the board of directors, as explained by the company’s nomination and remuneration committee and as included in the annual report.

Proposed resolution: The general meeting decides to approve the remuneration report of the board of directors, as presented by the company’s nomination and remuneration committee and included in the annual report.

3.	Deliberation on the consolidated financial statements in relation to the financial year ended 31 December 2016.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to acknowledge the consolidated financial statements in relation to the financial year ended 31 December 2016

4.	Deliberation on and approval of the annual accounts in relation to the financial year ended 31 December 2016 and the allocation of profits as proposed by the board of directors in its annual report.

English translation – For information purposes only

Proposed resolution: The general meeting decides to approve the annual accounts in relation to the financial year ended 31 December 2016 and the allocation of the results as proposed by the board of directors in its annual report.

5.	Discharge to be granted to the directors.

Proposed resolution: The general meeting decides to grant discharge to the following directors for the exercise of their mandates during the financial year ended 31 December 2016:

•	Michel Lussier, chairman ;

•	LSS Consulting SPRL, represented by Christian Homsy ;

•	Danny Wong ;

•	William Wijns ;

•	Chris De Jonghe ;

•	Serge Goblet ;

•	TOLEFI SA, represented by Serge Goblet ;

•	Hanspeter Spek ;

•	Debasish Roychowdhury ;

•	Chris Buyse ; and

•	Rudy Dekeyser.

6.	Discharge to be granted to the auditor.

Proposed resolution: The general meeting decides to grant discharge to the auditor, PwC Réviseurs d’Entreprises SCCRL, having its registered office at Woluwedal 18, B-1932 Sint-Stevens-Woluwe, represented by Mr Patrick Mortroux, for the exercise of its mandate during the financial year ended 31 December 2016.

7.	Deliberation on and approval of the proposal made by the board of directors to appoint an auditor for a 3-year term.

Proposed resolution: Upon proposal of the Board of Directors of the Company, the general meeting decides to (i) approve the proposal of the Board of Directors of the Company, (ii) to appoint CVBA BDO Bedrijfsrevisoren – Réviseurs d’entreprises, having its registered office at Elsinore Building-Corporate Village, Da Vincilaan 9/E6, 1935 Zaventem, Belgium, duly represented by Bert Kegels for a period of 3 years, ending directly after the general meeting called to approve financial statements of the financial year ending on 31 December 2019, and (iii) to determine, in agreement with this company, the annual remuneration up to 125,000 EUR, excluding out-of-pocket expenses and VAT.

8.	Powers.

Proposed resolution: The general meeting decides to grant a special power of attorney, with right of substitution, to PaJe SPRL, represented by Mr Patrick Jeanmart, and to Mr Lionel Duez, to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, including, but not limited to, the filing with the Belgian National Bank of the annual accounts and the consolidated annual accounts for the year ended 31 December 2016, the annual report and the auditors’ reports annexed thereto, as well as the completion of the necessary publication formalities, including the publication of the aforementioned resolutions in the Belgian Official Gazette.

English translation – For information purposes only

Conditions of admission

The right to participate in the general meeting of shareholders and to vote is subject to the prior accounting registration of the shares under the shareholder’s name on 21 April 2017 at midnight (CET). This registration is made either by way of registration on the company’s share register, either by way of registration in book entry form in an account held with a settlement institution or a certified account holder, without taking into account the number of shares held by the shareholder at the day of the general meeting.

The date and time specified above is the record date. Only those who are shareholders on the record date shall have the right to participate and vote in the general meeting.

The settlement institution or certified account holder delivers an attest to the shareholder setting out the number of dematerialised shares registered in its accounts under the name of the shareholder on the record date, for which the shareholder has expressed its intention to participate in the general meeting.

The shareholder must notify the company of its willingness to participate in the general meeting by 29 April 2017 at the latest. The notification must be made by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

Holders of warrants have the right to attend the general meeting, subject to them fulfilling the shareholders’ admission criteria.

Right to include items on the agenda and to submit proposals for decision

In accordance with article 533ter of the Belgian Company Code, one or more shareholders holding together at least 3% of the share capital may request the inclusion of items on the agenda to be addressed at the general meeting, and request the submission of decisions’ proposals concerning items to be addressed or included on the agenda.

The shareholder(s) exercising this right must meet the following two conditions in order for their request to be addressed at the general meeting:

•	prove that it/they still hold(s) the abovementioned required percentage on the request date (either by way of a certificate mentioning the registration of the corresponding shares on the company’s share register, or by way of an attest of a settlement institution or a certified account holder setting out the number of corresponding dematerialised shares registered in its accounts under the name of the shareholder, and

•	prove that it/they is/are still shareholder(s) for up to 3% of the company’s share capital at the record date (21 April 2017 at midnight (CET)).

Items to be included on this agenda and/or decisions’ proposals must be sent to the company on 13 April 2017 at the latest by email to lduez@celyad.com or by ordinary mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

The company will acknowledge receipt of the requests sent by email or by mail to the address set out above by the shareholder within 48 hours after receipt.

English translation – For information purposes only

The revised agenda will be published on 20 April 2017 at the latest (on the company’s website at www.celyad.com, in the Belgian Official Gazette and in the press).

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

Right to ask questions

In accordance with applicable legal provisions, the directors answer questions that are asked by the shareholders during the meeting or that have been asked in writing prior to the meeting, during the general meeting on their report or on the agenda. The auditor also answers questions asked by the shareholders at the meeting or in writing prior to the meeting on its report.

These questions can be asked prior to the general meeting by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

These questions must be received on 29 April 2017 at 17:00 (CET) at the latest.

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

Proxies

Any shareholder may be represented at the general meeting by a proxy holder.

Shareholders wishing to be represented must designate their proxy holder by using the proxy form prepared by the board of directors. The proxy form can be obtained on the company’s website (www.celyad.com), at the company’s registered office or by email to lduez@celyad.com.

The hard-copy original form must be received by the company on 29 April 2017 at 17:00 (CET) at the latest. This form may be communicated to the company by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to lduez@celyad.com provided that in the last case, the communication is signed by electronic signature, in accordance with applicable Belgian legal rules. Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the general meeting.

Any designation of a proxyholder shall be made in accordance with applicable Belgian law, particularly on the ground of conflict of interest and record keeping.

Shareholders wishing to be represented must comply with the registration and confirmation procedure set out above.

Available documents

All documents concerning the general meeting that are required by law to be made available to shareholders may be consulted on the company’s website: www.celyad.com, as from 4 April 2017.

As from this date, shareholders have the right to consult these documents on business days and during normal office hours, at the company’s registered office, and/or, upon display of their securities, obtain copies of these documents free of charge.

English translation – For information purposes only

Requests for copies may also be made, free of charge, by mail marked for the attention of Mr Patrick Jeanmart, CFO, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to lduez@celyad.com.

The board of directors

5

Ordinary Shareholders’ Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on April 24, 2017 for action to be taken.

2017 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

CELYAD SA (the “Company”)

ADS CUSIP No.:	151205200.
ADS Record Date:	April 5, 2017.
Share Record Date:	April 21, 2017
Meeting Specifics:	Ordinary Shareholders’ Meeting to be held at 12 p.m. (CET) on May 5, 2017 at the Company’s registered office located at Rue Edouard Belin, 2, 1435 Mont-Saint-Guibert, Belgium (the “Meeting”).
Meeting Agenda:	Documents related to the Meeting Agenda items will be available on the Company’s website at
http://www.celyad.com/investors/shareholder-meetings.htm.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of June 24, 2015, among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) issued thereunder.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank International Limited.

The undersigned Holder, as of the ADS Record Date, of the ADSs identified above hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The undersigned recognizes that any sale, transfer or cancellation of ADSs before the Share Record Date will invalidate these voting instructions if the Depositary is unable to verify the continued ownership of ADSs as of the Share Record Date.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs, as of the ADS Record Date and as of the Share Record Date, of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. The Depositary agrees not to vote, cause to be voted or attempt to exercise the right to vote that attaches to any Deposited Securities, other than in accordance with valid voting instructions given or deemed given in compliance with the Deposit Agreement.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise described herein). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to have such ownership of ADSs, verified by the Depositary as of the Share Record Date.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

AGENDA

1.	Deliberation on the annual report of the board directors regarding the financial year ended 31 December 2016 and on the auditor’s report regarding the financial year ended 31 December 2016.

2.	Proposed resolution: The general meeting decides to approve the remuneration report of the board of directors, as presented by the company’s nomination and remuneration committee and included in the annual report.

3.	Deliberation on the consolidated financial statements in relation to the financial year ended 31 December 2016.

4.	Proposed resolution: The general meeting decides to approve the annual accounts in relation to the financial year ended 31 December 2016 and the allocation of the results as proposed by the board of directors in its annual report.

5.	Proposed resolution: The general meeting decides to grant discharge to the following directors for the exercise of their mandates during the financial year ended 31 December 2016:

• Michel Lussier, chairman ; • LSS Consulting SPRL, represented by Christian Homsy ; • Danny Wong ; • William Wijns ; • Chris De Jonghe ; • Serge Goblet ;	• TOLEFI SA, represented by Serge Goblet ; • Hanspeter Spek ; • Debasish Roychowdhury ; • Chris Buyse ; and • Rudy Dekeyser.

6.	Proposed resolution: The general meeting decides to grant discharge to the auditor, PwC Réviseurs d’Entreprises SCCRL, having its registered office at Woluwedal 18, B-1932 Sint-Stevens-Woluwe, represented by Mr Patrick Mortroux, for the exercise of its mandate during the financial year ended 31 December 2016.

7.	Proposed resolution: Upon proposal of the Board of Directors of the Company, the general meeting decides to (i) approve the proposal of the Board of Directors of the Company, (ii) to appoint CVBA BDO Bedrijfsrevisoren – Réviseurs d’entreprises, having its registered office at Elsinore Building-Corporate Village, Da Vincilaan 9/E6, 1935 Zaventem, Belgium, duly represented by Bert Kegels for a period of 3 years, ending directly after the general meeting called to approve financial statements of the financial year ending on 31 December 2019, and (iii) to determine, in agreement with this company, the annual remuneration up to 125,000 EUR, excluding out-of-pocket expenses and VAT.

8.	Proposed resolution: The general meeting decides to grant a special power of attorney, with right of substitution, to PaJe SPRL, represented by Mr Patrick Jeanmart, and to Mr Lionel Duez, to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, including, but not limited to, the filing with the Belgian National Bank of the annual accounts and the consolidated annual accounts for the year ended 31 December 2016, the annual report and the auditors’ reports annexed thereto, as well as the completion of the necessary publication formalities, including the publication of the aforementioned resolutions in the Belgian Official Gazette.

A	Resolutions

		For	Against	Abstain		For	Against	Abstain

	Resolution 1.				Resolution 5.

	Resolution 2.				Resolution 6.

	Resolution 3.				Resolution 7.

	Resolution 4.				Resolution 8.

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote in favor of such issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

/ /

Time Sensitive

Materials

Depositary’s Notice of

Ordinary Shareholders’ Meeting

of CELYAD SA

ADSs:	American Depositary Shares. (“ADSs”)

ADS CUSIP No.:	151205200.

Company:	CELYAD SA, a company organized and existing under the laws of the Kingdom of Belgium (the “Company”).

ADS Record Date:	April 5, 2017 (close of business in New York) Date to determine ADs Holders and Beneficial Owners who are to receive these materials and who are eligible to give voting instructions to the Depositary upon the terms described herein.

Share Record Date:	April 21, 2017 Date on which ADS Holders are required under Belgian Law to hold their interests in the shares of the Company in order to be eligible to vote at the Meeting.

Meeting Specifics:	Ordinary Shareholders’ Meeting to be held at 12 p.m. (CET) on May 5, 2017 at the Company’s registered office located at Rue Edouard Belin, 2, 1435 Mont-Saint- Guibert, Belgium, (the “Meeting”).

Meeting Agenda:	Documents related to the Meeting Agenda items will be available on the Company’s website at http://www.celyad.com/investors/shareholder-meetings.htm.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on April 24, 2017.

Deposited Securities:	Ordinary shares of the Company.

ADS Ratio:	One (1) Share to One (1) ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank International Limited.

Deposit Agreement:	Deposit Agreement, dated as of June 24, 2015, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on

April 24, 2017.

No voting rights will be exercised by the Depositary for voting instructions received after 10:00 A.M. (New York City time) on April 24, 2017. In addition,

your voting instructions will be disregared if the Depositary is unable to confirm your continued ownership of the ADSs as of the Share Record Date.

The Company has announced that the Meeting will be held at the date, time and location identified above. Documents related to the Meeting agenda items will be available on the Company’s website at http://www.celyad.com/investors/shareholder-meetings.htm.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Subject to Belgian law, the Articles of Association of the Company, the provisions of or governing the Deposited Securities, the terms of the Deposit Agreement, Registered Holders (as defined below) and DTC Holders (as defined below), in each case as of the close of business on the ADS Record Date, will be entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Deposited Securities represented by their ADSs. However, as mentioned above, the voting instructions of any such holder will be disregarded if the Depositary is unable to confirm such holder’s continued ownership of the ADSs as of the Share Record Date.

DTC Holders

In order to vote their ADSs, owners of ADSs (“DTC Holders”) holding their ADSs in a brokerage or custodian account through The Depository Trust Company (“DTC”) as of the ADS Record Date must continue to own their ADSs as of the Share Record Date and must instruct their broker or custodian to give voting instructions to the Depositary and to confirm ownership of the ADSs to the Depositary. On the Share Record Date the Depositary will verify the continued ownership of the ADSs by the instructing DTC Holders with the applicable brokers or custodians (through which the instructing DTC Holders provided voting instructions to the Depositary). Failure to confirm continued ownership of ADSs as of the Share Record Date will invalidate the voting instructions previously delivered.

Registered Holders

In order to vote their ADSs, Holders of ADSs registered in their name on the books of the Depositary (“Registered Holders”) must timely deliver a Voting Instruction Form to the Depositary and continue to be the Registered Holders of their ADSs as of the Share Record Date. If a Registered Holder transfers or cancels ADSs at any time before the Share Record Date any voting instructions delivered to the Depositary will be invalidated. On the Share Record Date, the Depositary will verify the continued registration on its books of the ADSs in the name of the instructing Registered Holders (who also held the ADSs as of the ADS Record Date) and will recognize as valid only the voting instructions that were timely received from Registered Holders as of the ADS Record Date who continue to be the Registered Holders of the ADS as of the Share Record Date.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs, as of the ADS Record Date and as of the Share Record Date, of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. The Depositary agrees not to vote, cause to be voted or attempt to exercise the right to vote that attaches to any Deposited Securities, other than in accordance with valid voting instructions given or deemed given in compliance with the Deposit Agreement.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise described herein). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

The right of any ADS holder to give instructions to the Depositary as to the exercise of voting rights or the right of any ADS holder to vote withdrawn ordinary shares in person or by proxy may be limited if such ADS holder fails to (i) comply with the information requests, (ii) comply with ownership restrictions, (iii) meet reporting obligations, (iv) obtain regulatory approvals (if any), or (v) disclose their interest held in the Company, in each case as described in the Deposit Agreement.

ADS holders who have delivered voting instructions agree that such voting instruction may, at the request of the Company, be disclosed by the Company, for purposes of compliance with Belgian law, in connection with the Meeting, whether prior, during or after such Meeting.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A., is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A., does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.-ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Procuration d’actionnaire (Personnes Physiques)

Shareholder proxy (Natural Persons)

Tout actionnaire peut se faire représenter à l’assemblée par un mandataire.

Les actionnaires qui souhaitent se faire représenter, doivent désigner leur mandataire en utilisant le présent formulaire de procuration établi par le conseil d’administration.

L’original de ce formulaire signé sur support papier doit parvenir à la société au plus tard le 29 avril 2017 à 17 heures (heure belge). Ce formulaire peut être communiqué à la société par courrier à l’attention de Celyad, M. Patrick Jeanmart, CFO, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, ou par courriel à l’adresse lduez@celyad.com pour autant que cette dernière communication soit signée par signature électronique conformément à la législation belge applicable. Les actionnaires sont invités à suivre les instructions reprises sur le formulaire de procuration afin d’être valablement représentés à l’assemblée.

Toute désignation d’un mandataire devra être conforme à la législation belge applicable, notamment en matière de conflits d’intérêts et de tenue de registre.

Les actionnaires qui souhaitent se faire représenter doivent se conformer à la procédure d’enregistrement et de confirmation décrite dans la convocation.

Any shareholder may be represented at the general meeting by a proxy holder.

Shareholders wishing to be represented must designate their proxy holder by using this proxy form prepared by the board of directors.

The original form must be received by the company on 29 April 2017 at 17:00 (CET) at the latest. This form may be communicated to the company by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to lduez@celyad.com provided that in the last case, the communication is signed by electronic signature, in accordance with applicable Belgian legal rules.

Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the general meeting.

Any designation of a proxyholder shall be made in accordance with applicable Belgian law, particularly on the ground of conflict of interest and record keeping.

Shareholders wishing to be represented must comply with the registration and confirmation procedure set in the convening notice.

Le/la soussigné(e):

The undersigned:

nom :

name :

adresse :

address :

propriétaire de :	actions de la société

owner of :	shares in the company

dénomination sociale :	CELYAD SA

name :	une société anonyme faisant ou ayant fait appel public à l’épargne a limited liability company making or having made a public appeal on savings

siège social :	Rue Edouard Belin, 2

registered office :	1435 Mont-Saint-Guibert

Belgique

Belgium

numéro d’entreprise :	0891.118.115 (RPM Nivelles)
enterprise number :

déclare par les présentes renoncer à la convocation de l’assemblée générale ordinaire hereby waives notice of the annual shareholders’ meeting

qui se tiendra le ou aux environs du :	5 mai 2017

to be held on or about:	5 May 2017

à	12 heures

at	12 p.m.

étant toutefois entendu qu’au cas où certains documents ne seraient pas disponibles en temps utile, l’assemblée générale ordinaire sera tenue dès que possible après la mise à disposition de ceux-ci provided that, should any reports or other documents not be available in due time, the annual shareholders’ meeting shall be held as soon as they become available au siège social de Celyad SA

at the registered office of Celyad SA

et désigne comme mandataires, avec pouvoir de substitution :

and appoints as his/her proxies with power to substitute:

aux fins de le/la représenter à cette assemblée générale ordinaire.

to represent him/her at this annual shareholders’ meeting.

Ordre du jour

1.	Délibération sur le rapport annuel du conseil d’administration ayant trait à l’exercice social clôturée le 31 décembre 2016 et sur le rapport du commissaire ayant trait à l’exercice social clôturé le 31 décembre 2016.

Commentaires sur ce point de l’ordre du jour : Le conseil d’administration prie l’assemblée générale des actionnaires de prendre note du rapport annuel du conseil d’administration ayant trait à l’exercice social clôturé le 31 décembre 2016 et du rapport du commissaire ayant trait à l’exercice social clôturé le 31 décembre 2016.

2.	Délibération sur le rapport de rémunération du conseil d’administration, comme exposé par le comité de nomination et de rémunération et tel que repris dans le rapport annuel, et approbation de celui-ci.

Proposition de résolution : L’assemblée décide d’approuver le rapport de rémunération préparé par le conseil d’administration, comme expliqué par le comité de nomination et de rémunération et tel qu’inclus dans le rapport annuel.

Pour	Contre	Abstention

3.	Délibération sur les états financiers consolidés ayant trait à l’exercice social clôturé le 31 décembre 2016.

Commentaire sur ce point de l’ordre du jour : Le conseil d’administration prie l’assemblée générale des actionnaires de prendre connaissance des états financiers consolidés relatifs à l’exercice social clôturé le 31 décembre 2016.

4.	Délibération sur les comptes annuels ayant trait à l’exercice social clôturé le 31 décembre 2016 et sur l’affectation du résultat telle que proposée par le conseil d’administration dans son rapport annuel, et approbation de ceux-ci.

Proposition de résolution : L’assemblée décide d’approuver les comptes annuels ayant trait à l’exercice social clôturé le 31 décembre 2016 et l’affectation du résultat telle que proposée par le conseil d’administration dans son rapport annuel.

Pour	Contre	Abstention

5.	Décharge aux administrateurs.

Proposition de résolution : L’assemblée décide de donner décharge aux administrateurs suivants pour l’exercice de leur mandat durant l’exercice social clôturé le 31 décembre 2016 :

•	Michel Lussier, président ;

•	LSS Consulting SPRL, représentée par M. Christian Homsy ;

•	Danny Wong ;

•	William Wijns ;

•	Chris De Jonghe ;

•	Serge Goblet ;

•	TOLEFI SA, représentée par Serge Goblet ;

•	Hanspeter Spek ;

•	Debasish Roychowdhury ;

•	Chris Buyse ; et

•	Rudy Dekeyser.

Pour	Contre	Abstention

6.	Décharge au commissaire.

Proposition de résolution : L’assemblée décide de donner décharge au commissaire PwC Réviseurs d’Entreprises SCCRL, ayant son siège social à Woluwedal 18, B-1932 Sint-Stevens-Woluwe, représentée par M. Patrick Mortroux, pour l’exercice de son mandat durant l’exercice social clôturé le 31 décembre 2016.

Pour	Contre	Abstention

7.	Délibération sur la proposition du conseil d’admnistration ayant trait à la nomination d’un commissaire pour un mandat de 3 ans.

Proposition de résolution : Sur proposition du conseil d’administration, l’assemblée décide (i) d’approuver la proposition du Conseil d’administration (ii) de nommer CVBA BDO Bedrijfsrevisoren – Réviseurs d’entreprises, ayant son siège social à Elsinore Building-Corporate Village, Da Vincilaan 9/E6, 1935 Zaventem, Belgique, représentée par Bert Kegels, pour un mandat de 3 ans qui viendra à échéance directement après la tenue de l’assemblée générale de la société statuant sur les comptes clôturés au 31 décembre 2019 et (iii) de fixer, en accord avec cette société, ses émoluments à 125.000 EUR, hors TVA et hors dépenses directes remboursables.

Pour	Contre	Abstention

8.	Procuration.

Proposition de résolution : L’assemblée décide d’octroyer une procuration à PaJe SPRL, représentée par M. Patrick Jeanmart, et à M. Lionel Duez, chacun avec pouvoir de substitution, afin de poser, exécuter et signer tous les documents, instruments, démarches et formalités et afin de donner toutes les instructions nécessaires ou utiles afin d’exécuter les décisions précitées, en ce compris, mais sans y être limité, les formalités de dépôt à la Banque Nationale de Belgique des comptes annuels et des comptes annuels consolidés clôturés au 31 décembre 2016, les rapports annuels et le rapport du commissaire qui y sont liés ainsi que la réalisation des formalités de publication nécessaires, comprenant notamment la publication aux annexes du Moniteur belge des décisions susmentionnées.

Pour	Contre	Abstention

Agenda of the ordinary shareholders’ meeting

1.	Deliberation on the annual report of the board directors regarding the financial year ended 31 December 2016 and on the auditor’s report regarding the financial year ended 31 December 2016.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to take note of the annual report of the board directors in relation to the financial year ended 31 December 2016 and the auditor’s report in relation to the financial year ended 31 December 2016.

2.	Deliberation on and approval of the remuneration report of the board of directors, as explained by the company’s nomination and remuneration committee and as included in the annual report.

Proposed resolution: The general meeting decides to approve the remuneration report of the board of directors, as presented by the company’s nomination and remuneration committee and included in the annual report.

For	Against	Abstention

3.	Deliberation on the consolidated financial statements in relation to the financial year ended 31 December 2016.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to acknowledge the consolidated financial statements in relation to the financial year ended 31 December 2016.

4.	Deliberation on and approval of the annual accounts in relation to the financial year ended 31 December 2016 and the allocation of profits as proposed by the board of directors in its annual report.

Proposed resolution: The general meeting decides to approve the annual accounts in relation to the financial year ended 31 December 2016 and the allocation of the results as proposed by the board of directors in its annual report.

For	Against	Abstention

5.	Discharge to be granted to the directors.

Proposed resolution: The general meeting decides to grant discharge to the following directors for the exercise of their mandates during the financial year ended 31 December 2016:

•	Michel Lussier, chairman;

•	LSS Consulting SPRL, represented by Christian Homsy ;

•	Danny Wong ;

•	William Wijns;

•	Chris De Jonghe;

•	Serge Goblet;

•	TOLEFI SA, represented by Serge Goblet ;

•	Hanspeter Spek ;

•	Debasish Roychowdhury ;

•	Chris Buyse ; and

•	Rudy Dekeyser.

For	Against	Abstention

6.	Discharge to be granted to the auditor.

Proposed resolution: The general meeting decides to grant discharge to the auditor, PwC Réviseurs d’Entreprises SCCRL, having its registered office at Woluwedal 18, B-1932 Sint-Stevens-Woluwe, represented by Mr Patrick Mortroux, for the exercise of its mandate during the financial year ended 31 December 2016.

For	Against	Abstention

7.	Deliberation on and approval of the proposal made by the Board of Directors to appoint an auditor for a 3-year term.

Proposed resolution: Upon proposal of the Board of Directors of the Company, the general meeting decides to (i) approve the proposal of the Board of Directors of the Company, (ii) to appoint CVBA BDO Bedrijfsrevisoren – Réviseurs d’entreprises, having its registered office at Elsinore Building-Corporate Village, Da Vincilaan 9/E6, 1935 Zaventem, Belgium, duly represented by Bert Kegels for a period of 3 years, ending directly after the general meeting called to approve financial statements of the financial year ending on 31 December 2019, and (iii) to determine, in agreement with this company, the annual remuneration up to 125,000 EUR excluding out-of-pocket expenses and VAT.

For	Against	Abstention

8.	Powers.

Proposed resolution: The general meeting decides to grant a special power of attorney, with right of substitution, to PaJe SPRL, represented by Mr Patrick Jeanmart, and to Mr Lionel Duez, to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, including, but not limited to, the filing with the Belgian National Bank of the annual accounts and the consolidated annual accounts for the year ended 31 December 2016, the annual report and the auditors’ reports annexed thereto, as well as the completion of the necessary publication formalities, including the publication of the aforementioned resolutions in the Belgian Official Gazette.

For	Against	Abstention

Si aucune instruction n’est donnée, l’actionnaire soussigné est réputé accepter les résolutions proposées.

Si, en vertu de l’article 533ter du Code des sociétés, de nouveaux sujets sont inscrits à l’ordre du jour et/ou de nouvelles propositions de décision ont été présentées, et l’actionnaire soussigné n’a pas donné de nouvelles instructions concernant ce nouveau programme, le mandataire s’abstiendra de voter sur ces nouveaux points à l’ordre du jour ou sur les nouvelles propositions de décision.

In case no voting instructions have been given, the undersigned shareholder is deemed to accept the proposed resolutions.

If, pursuant to article 533ter of the Belgian Company Code, new items are added to the agenda and/or new resolutions’ proposals are presented, and the undersigned shareholder did not give any new instructions concerning the new agenda, the proxy holder will abstain from voting on these new items on the agenda or on the new decisions’ proposals.

Renonciation

La soussignée reconnaît avoir été informée en temps utile de la tenue de l’assemblée générale ordinaire et de son ordre du jour, tel qu’il figure ci-dessus, ainsi que de la nature et du contenu des documents à soumettre à cette assemblée générale ordinaire, dont elle a pu ou pourra prendre connaissance. Elle reconnaît en outre qu’elle dispose de suffisamment de moyens d’être informée de la date exacte de ladite assemblée générale ordinaire, au cas où celle-ci ne se tiendrait pas à la date figurant dans la présente procuration.

Waiver

The undersigned acknowledges that it has been informed in due time of the annual shareholders’ meeting and its agenda as set out above, as well as of the nature and the contents of the documents to be submitted to the annual shareholders’ meeting, which it has been or will be able to examine. The undersigned further acknowledges that it has sufficient means to be informed of the exact date of the annual shareholders’ meeting, should the meeting not be held on the date set out in this proxy.

Pouvoirs des mandataires

En vertu des présentes, chaque mandataire jouit des pouvoirs suivants au nom de la soussignée :

1.	prendre part à cette assemblée générale ordinaire et, le cas échéant, voter en faveur de son ajournement ;

2.	prendre part à toute autre assemblée générale ordinaire ayant le même ordre du jour, au cas où la première assemblée aurait été prorogée, ajournée ou n’aurait pas été régulièrement convoquée ;

3.	émettre tout vote ou s’abstenir de voter sur toute proposition relative aux points à l’ordre du jour conformément aux instructions données aux mandataires, par tout moyen, préalablement à la tenue de l’assemblée générale ordinaire ; et

4.	signer tout procès-verbal, liste des présences, registre, acte ou document concernant ce qui précède et, en général, faire tout ce qui sera nécessaire ou utile à l’exécution du présent mandat.

Authority of the proxies

Each proxy is hereby granted the authority to take the following actions on behalf of the undersigned:

1.	to attend this meeting and, as the case may be, vote to postpone it;

2.	to attend any other meeting having the same agenda, should the first meeting be adjourned, postponed or should it not have been properly convened;

3.	to vote or abstain from voting on any proposal regarding the items on the agenda in accordance with the instructions given to the proxies, by whatever means, prior to the meeting; and

4.	to sign any minutes, attendance sheet, register, deed or document concerning the above and, in general, to do all that is necessary or useful to implement this proxy.

Instructions données aux mandataires

La soussignée donne par les présentes instruction expresse aux mandataires de participer à l’assemblée générale ordinaire, même en l’absence de preuve de convocation en bonne et due forme des actionnaires, administrateurs et commissaire ou en l’absence de renonciation par chacune de ces personnes (i) aux délais et formalités de convocation de l’assemblée générale ordinaire, (ii) ainsi qu’au droit de recevoir certains rapports et autres documents, conformément aux articles 533 et 535 du Code des sociétés et aux articles y faisant référence.

Instructions to the proxies

The undersigned hereby expressly instructs the proxies to participate in the annual shareholders’ meeting even in the absence of evidence that the shareholders, the directors and the auditor were duly convened to the annual shareholders’ meeting, or in the absence of a waiver by these persons of (i) all notice periods and notice requirements in respect of the convocation to such annual shareholders’ meeting and (ii) the right to receive certain documents, as required by articles 533 and 535 of the Belgian Company Code and the articles referring thereto.

Indemnisation des mandataires

La soussignée s’engage par les présentes à indemniser les mandataires de tout dommage que ceux-ci pourraient encourir en raison de tout acte accompli en exécution de la présente procuration, à la condition toutefois qu’ils aient respecté les limites de leurs pouvoirs. De plus, la soussignée s’engage à ne demander l’annulation d’aucune des résolutions approuvées par l’un des mandataires et à n’exiger aucune indemnisation de la part des mandataires, à la condition toutefois que ceux-ci aient respecté les limites de leurs pouvoirs.

Indemnification of the proxies

The undersigned hereby undertakes to indemnify the proxies for any liability which they may incur in relation to any act carried out for the purposes of implementing this proxy, provided the proxies have respected the scope of their powers. Moreover, the undersigned undertakes not to seek the nullity of any resolution approved by the proxies and not to seek damages from the proxies, provided the proxies have respected the scope of their powers.

Fait à :

Done in:

Le :

On:	2017

Signature :

Signature:

Nom :

Name:

Procuration d’actionnaire (Personnes Morales)

Shareholder proxy (Legal Entities)

Tout actionnaire peut se faire représenter à l’assemblée par un mandataire.

Les actionnaires qui souhaitent se faire représenter, doivent désigner leur mandataire en utilisant le présent formulaire de procuration établi par le conseil d’administration.

L’original de ce formulaire signé sur support papier doit parvenir à la société au plus tard le 29 avril 2017 à 17 heures (heure belge). Ce formulaire peut être communiqué à la société par courrier à l’attention de Celyad, M. Patrick Jeanmart, CFO, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, ou par courriel à l’adresse lduez@celyad.com pour autant que cette dernière communication soit signée par signature électronique conformément à la législation belge applicable. Les actionnaires sont invités à suivre les instructions reprises sur le formulaire de procuration afin d’être valablement représentés à l’assemblée.

Toute désignation d’un mandataire devra être conforme à la législation belge applicable, notamment en matière de conflits d’intérêts et de tenue de registre.

Les actionnaires qui souhaitent se faire représenter doivent se conformer à la procédure d’enregistrement et de confirmation décrite dans la convocation.

Any shareholder may be represented at the general meeting by a proxy holder.

Shareholders wishing to be represented must designate their proxy holder by using this proxy form prepared by the board of directors.

The original form must be received by the company on 29 April 2017 at 17:00 (CET) at the latest. This form may be communicated to the company by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to lduez@celyad.com provided that in the last case, the communication is signed by electronic signature, in accordance with applicable Belgian legal rules.

Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the general meeting.

Any designation of a proxyholder shall be made in accordance with applicable Belgian law, particularly on the ground of conflict of interest and record keeping.

Shareholders wishing to be represented must comply with the registration and confirmation procedure set in the convening notice.

La soussignée :

The undersigned :

dénomination sociale :

name :

siège social :

registered office :

représentée conformément à ses statuts par :

represented in accordance with its articles of association by :

propriétaire de :	actions de la société

owner of :	shares in the company

dénomination sociale :	CELYAD SA

name :	une société anonyme faisant ou ayant fait appel public à l’épargne a limited liability company making or having made a public appeal on savings

siège social :	Rue Edouard Belin, 2

registered office :	1435 Mont-Saint-Guibert

Belgique

Belgium

numéro d’entreprise :	0891.118.115 (RPM Nivelles)
enterprise number :

déclare par les présentes renoncer à la convocation de l’assemblée générale ordinaire hereby waives notice of the annual shareholders’ meeting

qui se tiendra le ou aux environs du :	5 mai 2017

to be held on or about:	5 May 2017

à	12 heures

at	12 p.m.

étant toutefois entendu qu’au cas où certains documents ne seraient pas disponibles en temps utile, l’assemblée générale ordinaire sera tenue dès que possible après la mise à disposition de ceux-ci provided that, should any reports or other documents not be available in due time, the annual shareholders’ meeting shall be held as soon as they become available au siège social de Celyad SA

at the registered office of Celyad SA

et désigne comme mandataires, avec pouvoir de substitution :

and appoints as its proxies with power to substitute :

aux fins de la représenter à cette assemblée générale ordinaire.

to represent it at this annual shareholders’ meeting.

Ordre du jour

1.	Délibération sur le rapport annuel du conseil d’administration ayant trait à l’exercice social clôturée le 31 décembre 2016 et sur le rapport du commissaire ayant trait à l’exercice social clôturé le 31 décembre 2016.

Commentaires sur ce point de l’ordre du jour : Le conseil d’administration prie l’assemblée générale des actionnaires de prendre note du rapport annuel du conseil d’administration ayant trait à l’exercice social clôturé le 31 décembre 2016 et du rapport du commissaire ayant trait à l’exercice social clôturé le 31 décembre 2016.

2.	Délibération sur le rapport de rémunération du conseil d’administration, comme exposé par le comité de nomination et de rémunération et tel que repris dans le rapport annuel, et approbation de celui-ci.

Proposition de résolution : L’assemblée décide d’approuver le rapport de rémunération préparé par le conseil d’administration, comme expliqué par le comité de nomination et de rémunération et tel qu’inclus dans le rapport annuel.

Pour	Contre	Abstention

3.	Délibération sur les états financiers consolidés ayant trait à l’exercice social clôturé le 31 décembre 2016.

Commentaire sur ce point de l’ordre du jour : Le conseil d’administration prie l’assemblée générale des actionnaires de prendre connaissance des états financiers consolidés relatifs à l’exercice social clôturé le 31 décembre 2016.

4.	Délibération sur les comptes annuels ayant trait à l’exercice social clôturé le 31 décembre 2016 et sur l’affectation du résultat telle que proposée par le conseil d’administration dans son rapport annuel, et approbation de ceux-ci.

Proposition de résolution : L’assemblée décide d’approuver les comptes annuels ayant trait à l’exercice social clôturé le 31 décembre 2016 et l’affectation du résultat telle que proposée par le conseil d’administration dans son rapport annuel.

Pour	Contre	Abstention

5.	Décharge aux administrateurs.

Proposition de résolution : L’assemblée décide de donner décharge aux administrateurs suivants pour l’exercice de leur mandat durant l’exercice social clôturé le 31 décembre 2016 :

•	Michel Lussier, président ;

•	LSS Consulting SPRL, représentée par M. Christian Homsy ;

•	Danny Wong ;

•	William Wijns ;

•	Chris De Jonghe ;

•	Serge Goblet ;

•	TOLEFI SA, représentée par Serge Goblet ;

•	Hanspeter Spek ;

•	Debasish Roychowdhury ;

•	Chris Buyse ; et

•	Rudy Dekeyser.

Pour	Contre	Abstention

6.	Décharge au commissaire.

Proposition de résolution : L’assemblée décide de donner décharge au commissaire PwC Réviseurs d’Entreprises SCCRL, ayant son siège social à Woluwedal 18, B-1932 Sint-Stevens-Woluwe, représentée par M. Patrick Mortroux, pour l’exercice de son mandat durant l’exercice social clôturé le 31 décembre 2016.

Pour	Contre	Abstention

7.	Délibération sur la proposition du conseil d’admnistration ayant trait à la nomination d’un commissaire pour un mandat de 3 ans.

Proposition de résolution : Sur proposition du conseil d’administration, l’assemblée décide (i) d’approuver la proposition du Conseil d’administration (ii) de nommer CVBA BDO Bedrijfsrevisoren – Réviseurs d’entreprises, ayant son siège social à Elsinore Building-Corporate Village, Da Vincilaan 9/E6, 1935 Zaventem, Belgique représentée par Bert Kegels, pour un mandat de 3 ans qui viendra à échéance directement après la tenue de l’assemblée générale de la société statuant sur les comptes clôturés au 31 décembre 2019 et (iii) de fixer, en accord avec cette société, ses émoluments à 125.000 EUR, hors TVA et hors dépenses directes remboursables.

Pour	Contre	Abstention

8.	Procuration.

Proposition de résolution : L’assemblée décide d’octroyer une procuration à PaJe SPRL, représentée par M. Patrick Jeanmart, et à M. Lionel Duez, chacun avec pouvoir de substitution, afin de poser, exécuter et signer tous les documents, instruments, démarches et formalités et afin de donner toutes les instructions nécessaires ou utiles afin d’exécuter les décisions précitées, en ce compris, mais sans y être limité, les formalités de dépôt à la Banque Nationale de Belgique des comptes annuels et des comptes annuels consolidés clôturés au 31 décembre 2016, les rapports annuels et le rapport du commissaire qui y sont liés ainsi que la réalisation des formalités de publication nécessaires, comprenant notamment la publication aux annexes du Moniteur belge des décisions susmentionnées.

Pour	Contre	Abstention

Agenda of the ordinary shareholders’ meeting

1.	Deliberation on the annual report of the board directors regarding the financial year ended 31 December 2016 and on the auditor’s report regarding the financial year ended 31 December 2016.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to take note of the annual report of the board directors in relation to the financial year ended 31 December 2016 and the auditor’s report in relation to the financial year ended 31 December 2016.

2.	Deliberation on and approval of the remuneration report of the board of directors, as explained by the company’s nomination and remuneration committee and as included in the annual report.

Proposed resolution: The general meeting decides to approve the remuneration report of the board of directors, as presented by the company’s nomination and remuneration committee and included in the annual report.

For	Against	Abstention

3.	Deliberation on the consolidated financial statements in relation to the financial year ended 31 December 2016.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to acknowledge the consolidated financial statements in relation to the financial year ended 31 December 2016

4.	Deliberation on and approval of the annual accounts in relation to the financial year ended 31 December 2016 and the allocation of profits as proposed by the board of directors in its annual report.

Proposed resolution: The general meeting decides to approve the annual accounts in relation to the financial year ended 31 December 2016 and the allocation of the results as proposed by the board of directors in its annual report.

For	Against	Abstention

5.	Discharge to be granted to the directors.

Proposed resolution: The general meeting decides to grant discharge to the following directors for the exercise of their mandates during the financial year ended 31 December 2016:

•	Michel Lussier, chairman;

•	LSS Consulting SPRL, represented by Christian Homsy ;

•	Danny Wong ;

•	William Wijns;

•	Chris De Jonghe;

•	Serge Goblet;

•	TOLEFI SA, represented by Serge Goblet ;

•	Hanspeter Spek ;

•	Debasish Roychowdhury ;

•	Chris Buyse; and

•	Rudy Dekeyser.

For	Against	Abstention

6.	Discharge to be granted to the auditor.

Proposed resolution: The general meeting decides to grant discharge to the auditor, PwC Réviseurs d’Entreprises SCCRL, having its registered office at Woluwedal 18, B-1932 Sint-Stevens-Woluwe, represented by Mr Patrick Mortroux, for the exercise of its mandate during the financial year ended 31 December 2016.

For	Against	Abstention

7.	Deliberation on and approval of the proposal made by the Board of Directors to appoint an auditor for a 3-year term.

Proposed resolution: Upon proposal of the Board of Directors of the Company, the general meeting decides to (i) approve the proposal of the Board of Directors of the Company, (ii) to appoint CVBA BDO Bedrijfsrevisoren – Réviseurs d’entreprises, having its registrered office at Elsinore Building-Corporate Village, Da Vincilaan 9/E6, 1935 Zaventem, Belgium duly represented by Bert Kegels for a period of 3 years, ending directly after the general meeting called to approve financial statements of the financial year ending on 31 December 2019, and (iii) to determine, in agreement with this company, the annual remuneration up to 125,000 EUR excluding out-of-pocket expenses and VAT.

For	Against	Abstention

8.	Powers.

Proposed resolution: The general meeting decides to grant a special power of attorney, with right of substitution, to PaJe SPRL, represented by Mr Patrick Jeanmart, and to Mr Lionel Duez, to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, including, but not limited to, the filing with the Belgian National Bank of the annual accounts and the consolidated annual accounts for the year ended 31 December 2016, the annual report and the auditors’ reports annexed thereto, as well as the completion of the necessary publication formalities, including the publication of the aforementioned resolutions in the Belgian Official Gazette.

For	Against	Abstention

Si aucune instruction n’est donnée, l’actionnaire soussigné est réputé accepter les résolutions proposées.

Si, en vertu de l’article 533ter du Code des sociétés, de nouveaux sujets sont inscrits à l’ordre du jour et/ou de nouvelles propositions de décision ont été présentées, et l’actionnaire soussigné n’a pas donné de nouvelles instructions concernant ce nouveau programme, le mandataire s’abstiendra de voter sur ces nouveaux points à l’ordre du jour ou sur les nouvelles propositions de décision.

In case no voting instructions have been given, the undersigned shareholder is deemed to accept the proposed resolutions.

If, pursuant to article 533ter of the Belgian Company Code, new items are added to the agenda and/or new resolutions’ proposals are presented, and the undersigned shareholder did not give any new instructions concerning the new agenda, the proxy holder will abstain from voting on these new items on the agenda or on the new decisions’ proposals.

Renonciation

La soussignée reconnaît avoir été informée en temps utile de la tenue de l’assemblée générale ordinaire et de son ordre du jour, tel qu’il figure ci-dessus, ainsi que de la nature et du contenu des documents à soumettre à cette assemblée générale ordinaire, dont elle a pu ou pourra prendre connaissance. Elle reconnaît en outre qu’elle dispose de suffisamment de moyens d’être informée de la date exacte de ladite assemblée générale ordinaire, au cas où celle-ci ne se tiendrait pas à la date figurant dans la présente procuration.

Waiver

The undersigned acknowledges that it has been informed in due time of the annual shareholders’ meeting and its agenda as set out above, as well as of the nature and the contents of the documents to be submitted to the annual shareholders’ meeting, which it has been or will be able to examine. The undersigned further acknowledges that it has sufficient means to be informed of the exact date of the annual shareholders’ meeting, should the meeting not be held on the date set out in this proxy.

Pouvoirs des mandataires

En vertu des présentes, chaque mandataire jouit des pouvoirs suivants au nom de la soussignée :

1.	prendre part à cette assemblée générale ordinaire et, le cas échéant, voter en faveur de son ajournement ;

2.	prendre part à toute autre assemblée générale ordinaire ayant le même ordre du jour, au cas où la première assemblée aurait été prorogée, ajournée ou n’aurait pas été régulièrement convoquée ;

3.	émettre tout vote ou s’abstenir de voter sur toute proposition relative aux points à l’ordre du jour conformément aux instructions données aux mandataires, par tout moyen, préalablement à la tenue de l’assemblée générale ordinaire ; et

4.	signer tout procès-verbal, liste des présences, registre, acte ou document concernant ce qui précède et, en général, faire tout ce qui sera nécessaire ou utile à l’exécution du présent mandat.

Authority of the proxies

Each proxy is hereby granted the authority to take the following actions on behalf of the undersigned:

1.	to attend this meeting and, as the case may be, vote to postpone it;

2.	to attend any other meeting having the same agenda, should the first meeting be adjourned, postponed or should it not have been properly convened;

3.	to vote or abstain from voting on any proposal regarding the items on the agenda in accordance with the instructions given to the proxies, by whatever means, prior to the meeting; and

4.	to sign any minutes, attendance sheet, register, deed or document concerning the above and, in general, to do all that is necessary or useful to implement this proxy.

Instructions données aux mandataires

La soussignée donne par les présentes instruction expresse aux mandataires de participer à l’assemblée générale ordinaire, même en l’absence de preuve de convocation en bonne et due forme des actionnaires, administrateurs et commissaire ou en l’absence de renonciation par chacune de ces personnes (i) aux délais et formalités de convocation de l’assemblée générale ordinaire, (ii) ainsi qu’au droit de recevoir certains rapports et autres documents, conformément aux articles 533 et 535 du Code des sociétés et aux articles y faisant référence.

Instructions to the proxies

The undersigned hereby expressly instructs the proxies to participate in the annual shareholders’ meeting even in the absence of evidence that the shareholders, the directors and the auditor were duly convened to the annual shareholders’ meeting, or in the absence of a waiver by these persons of (i) all notice periods and notice requirements in respect of the convocation to such annual shareholders’ meeting and (ii) the right to receive certain documents, as required by articles 533 and 535 of the Belgian Company Code and the articles referring thereto.

Indemnisation des mandataires

La soussignée s’engage par les présentes à indemniser les mandataires de tout dommage que ceux-ci pourraient encourir en raison de tout acte accompli en exécution de la présente procuration, à la condition toutefois qu’ils aient respecté les limites de leurs pouvoirs. De plus, la soussignée s’engage à ne demander l’annulation d’aucune des résolutions approuvées par l’un des mandataires et à n’exiger aucune indemnisation de la part des mandataires, à la condition toutefois que ceux-ci aient respecté les limites de leurs pouvoirs.

Indemnification of the proxies

The undersigned hereby undertakes to indemnify the proxies for any liability which they may incur in relation to any act carried out for the purposes of implementing this proxy, provided the proxies have respected the scope of their powers. Moreover, the undersigned undertakes not to seek the nullity of any resolution approved by the proxies and not to seek damages from the proxies, provided the proxies have respected the scope of their powers.

Pour

For

Fait à :

Done in:

Le :

On:	2017

Signature :

Signature:

Nom :

Name:

Fonction :

Function:

Translation for information purposes only

CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 2

1435 Mont-Saint-Guibert

0891.118.115 RLE Nivelles

INFORMATION CONCERNING THE RIGHTS OF SHAREHOLDERS

PURSUANT TO ARTICLES 533TER AND 540 OF THE BELGIAN COMPANY CODE

ON THE OCCASION OF THE ANNUAL SHAREHOLDERS’ MEETING OF THE COMPANY TO BE HELD

ON 5 MAY 2017 AT 12 P.M. AT THE COMPANY’S REGISTERED OFFICE

1.	RIGHT OF SHAREHOLDERS TO INCLUDE ITEMS ON THE AGENDA AND TO SUBMIT DECISIONS’ PROPOSALS

In accordance with Article 533ter of the Belgian Company Code, one or more shareholders holding together at least 3% of the share capital may (i) request the inclusion of items on the agenda to be addressed at the general meeting, and (ii) submit decisions’ proposals concerning items to be addressed or included on the agenda.

The shareholder(s) exercising this right must meet the following two conditions in order for their request to be addressed at the general meeting:

•	prove that it/they still hold(s) the abovementioned required percentage on the request date (either by way of a certificate mentioning the registration of the corresponding shares on the company’s share register, or by way of an attest of a settlement institution or a certified account holder setting out the number of corresponding dematerialised shares registered in its accounts under the name of the shareholder, and

•	prove that it/they is/are still shareholder(s) for up to 3% of the company’s share capital at the record date (21 April 2017 at midnight (CET)).

Shareholders may then exercise their right by submitting (i) the draft new items for the agenda, and/or (ii) the draft proposals for resolution to be reflected in the agenda. Items to be included on this agenda and/or decisions’ proposals must be sent to the company on 13 April 2017 at the latest by email to lduez@celyad.com or by ordinary mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

The company will acknowledge receipt of the requests sent by email or by mail to the address set out above by the shareholder within 48 hours after receipt.

The revised agenda will be published on 20 April 2017 at the latest (on the company’s website at www.celyad.com, in the Belgian Official Gazette and in the press).

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

2.	RIGHT OF SHAREHOLDERS TO ASK WRITTEN QUESTIONS

Shareholders have the right to ask questions in writing to the directors prior to the shareholders’ meeting that will be held on 5 May 2017.

The exercise of this right is subject to the fulfilment of the following two conditions:

•	being a shareholder of the company at the record date (21 April 2017 at midnight (CET)); and

•	having informed the company of the intent to participate in the general meeting, pursuant to the provisions set out in the convening notice.

These questions can be asked prior to the shareholders’ meeting by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

These questions must be received on 29 April 2017 at 17:00 (CET) at the latest.

In accordance with applicable legal provisions, the directors answer questions that are asked by the shareholders during the meeting or that have been asked in writing prior to the meeting, during the general meeting on their report or on the agenda. The auditor also answers questions asked by the shareholders at the meeting or in writing prior to the meeting on its report.

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

CELYAD SA

Statutory auditor’s report to the general

shareholders’ meeting on the consolidated

accounts for the year ended 31 December 2016

4 April 2017

Free Translation

STATUTORY AUDITOR’S REPORT TO THE GENERAL SHAREHOLDERS’ MEETING ON THE CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2016

In accordance with the legal requirements, we report to you on the performance of our mandate of statutory auditor. This report includes our opinion on the consolidated accounts, as well as the required additional statement. The consolidated accounts comprise the consolidated statement of financial position as at 31 December 2016 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Report on the consolidated accounts – Unqualified opinion

We have audited the consolidated accounts of Celyad SA (“the Company”) and its subsidiaries (jointly “the Group”) for the year ended 31 December 2016, prepared in accordance with International Financial Reporting Standards as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium. The total of the consolidated statement of financial position amounts to 000’ EUR 138.806 and the consolidated statement of comprehensive loss shows a loss for the year of 000’ EUR 23.436.

Board of directors’ responsibility for the preparation of the consolidated accounts

The board of directors is responsible for the preparation and fair presentation of these consolidated accounts in accordance with International Financial Reporting Standards as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium, and for such internal control as the board of directors determines, is necessary to enable the preparation of consolidated accounts that are free from material misstatement, whether due to fraud or error.

Statutory auditor’s responsibility

Our responsibility is to express an opinion on these consolidated accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISAs) as endorsed in Belgium. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated accounts. The procedures selected depend on the statutory auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated accounts, whether due to fraud or error. In making those risk assessments, the statutory auditor considers internal control relevant to the Group’s preparation and fair presentation of the consolidated accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the board of directors, as well as evaluating the overall presentation of the consolidated accounts.

We have obtained from the board of directors and the company’s officials the explanations and information necessary for performing our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Unqualified Opinion

In our opinion, the consolidated accounts give a true and fair view of the Group’s net equity and consolidated financial position as at 31 December 2016 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

Report on other legal and regulatory requirements

The board of directors is responsible for the preparation and the content of the directors’ report on the consolidated accounts.

In the context of our mandate and in accordance with the Belgian standard which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, our responsibility is to verify, in all material respects, compliance with certain legal and regulatory requirements. On this basis, we provide the following additional statement which does not impact our opinion on the consolidated financial statements:

•	The directors’ report on the consolidated accounts includes the information required by law, is consistent with the consolidated accounts and does not present any material inconsistencies with the information that we became aware of during the performance of our mandate.

Liège, 4 April 2017

The Statutory Auditor
PwC Bedrijfsrevisoren SCCRL
Represented by

Patrick Mortroux
Réviseur d’Entreprises

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